082-03470

RECEIVED
2009 OCT 28 P 1:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office :
Virginia House
37, J. L. Nehru Road, Kolkata-700071 India
Telephone : 91 33 22889371
Fax : 91 33 22881256/2256/2259/2260

23rd October, 2009

The Secretary
The Calcutta Stock Exchange Ltd
7, Lyons Range
Kolkata 700 001

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
The National Stock Exchange of
India Limited
Exchange Plaza, Bandra-Kurla
Complex, Bandra (E)
Mumbai - 400 051

[redacted]

09047224

SUPPL

Dear Sirs,

In terms of the Listing Agreement, please find enclosed a Certificate dated 23rd October, 2009 from M/s. Vinod Kothari & Co., practising Company Secretaries, in respect of issuance/delivery of Share Certificates lodged with the Company for transfer, sub-division, consolidation, renewal etc. during the half year ended 30th September, 2009.

Yours faithfully,
ITC Limited

(Arun Bose)
Deputy Secretary

Encl : As above.

10/29

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

TO WHOMSOEVER IT MAY CONCERN

I/We have examined all relevant Books, Registers, Forms, Documents and papers of **ITC Limited** for the purpose of issuing this certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and hereby certify that the Company has dispatched, during the half year ended 30th September, 2009:

(a) All certificates of shares within one month from the date of lodgement of valid and complete transfer documents unless the Company has been precluded from doing so by an order of a competent authority or a notice issued by the transferor/investor.

(b) All certificates of shares issued on sub-division, consolidation, renewal and exchange of certificates within one month from the date of lodgement of the same with the Company.

Place: Kolkata
Date: 23/10/2009

Signature

(Vinod Kumar Kothari)
Vinod Kothari & Company
Company Secretaries

ACS NO.4718
COP NO.1391

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

23rd October, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the Quarter and Half-Year ended 30th September, 2009

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results of the Company alongwith Segment-wise Revenue, Results and Capital Employed for the Quarter and Half-Year ended 30th September, 2009, approved at the meeting of the Board of Directors of the Company held on 23rd October, 2009.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter and Half-Year ended 30th September, 2009, is also enclosed.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Unaudited Financial Results for the Quarter and Half Year ended 30th September, 2009 (Standalone)

(Rs. in Crores)

		Quarter ended 30.09.2009	Quarter ended 30.09.2008	Half Year ended 30.09.2009	Half Year ended 30.09.2008	Twelve months ended 31.03.2009 (Audited)
GROSS INCOME		6429.68	5843.86	12698.38	11802.76	23678.46
NET SALES	(1)	4292.59	3763.29	8375.27	7662.99	15388.11
OTHER OPERATING INCOME	(2)	52.69	99.38	102.93	133.68	194.62
NET INCOME (1+2)	(3)	4345.28	3862.67	8478.20	7796.67	15582.73
EXPENDITURE						
a) (Increase) / decrease in stock-in-trade and work in progress		(34.39)	(108.24)	18.89	(156.61)	(123.69)
b) Consumption of raw materials		1562.73	1435.94	2902.07	2772.14	5315.78
c) Purchase of traded goods		189.29	220.73	418.61	736.46	1254.69
d) Employees cost		241.98	237.67	524.14	455.78	890.88
e) Depreciation		148.39	133.99	299.98	260.10	549.41
f) Other expenditure		795.55	861.18	1637.04	1612.09	3191.91
g) Total	(4)	2903.55	2781.27	5800.73	5679.96	11078.98
PROFIT FROM OPERATIONS BEFORE OTHER INCOME AND INTEREST (3-4)	(5)	1441.73	1081.40	2677.47	2116.71	4503.75
OTHER INCOME	(6)	68.44	110.45	156.01	190.50	340.31
PROFIT BEFORE INTEREST (5+6)	(7)	1510.17	1191.85	2833.48	2307.21	4844.06
INTEREST (Net)	(8)	18.14	2.78	23.98	4.19	18.32
PROFIT AFTER INTEREST AND BEFORE TAX (7-8)	(9)	1492.03	1189.07	2809.50	2303.02	4825.74
Less:						
TAX EXPENSE	(10)	482.12	386.35	920.89	751.63	1562.15
NET PROFIT AFTER TAX (9-10)	(11)	1009.91	802.72	1888.61	1551.39	3263.59
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Re. 1/- each)	(12)	378.02	377.02	378.02	377.02	377.44
RESERVES EXCLUDING REVALUATION RESERVES	(13)	-	-	-	-	13302.55
EARNINGS PER SHARE (Rs.)	(14)					
- Basic (Rs.)		2.67	2.13	5.00	4.12	8.66
- Diluted (Rs.)		2.66	2.12	4.97	4.09	8.64
PUBLIC SHAREHOLDING	(15)					
- NUMBER OF SHARES		3763685766	3745605228	3763685766	3745605228	3753088129
- PERCENTAGE OF SHAREHOLDING		99.56	99.35	99.56	99.35	99.44
PROMOTERS AND PROMOTER GROUP SHAREHOLDING	(16)	Nil	Nil	Nil	Nil	Nil
a) Pledged / Encumbered		N.A.	N.A.	N.A.	N.A.	N.A.
b) Non - encumbered		N.A.	N.A.	N.A.	N.A.	N.A.

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 23rd October, 2009.

(ii) Figures for the previous periods have been re-arranged, wherever necessary, to conform to the figures for the current period. The Company does not have any Exceptional or Extraordinary item to report for the above periods.

(iii) Gross Income comprises Segment Revenue, Other Operating Income and Other Income.

(iv) Gross Income includes Rs. 2016 Crores and Rs. 4064 Crores for the quarter and half year ended 30th September, 2009 being Excise Duties and other Local Taxes. (Corresponding previous quarter and half year ended 30th September, 2008 - Rs. 1871 Crores and Rs. 3816 Crores respectively).

(v) The launch and rollout costs of the Company's brands 'Fiama Di Wills', 'Vivel Di Wills', 'Vivel' and 'Superia' covering the range of personal care products of soaps, shampoos, conditioners and shower gels, and the continuing significant brand building costs of the Foods business are reflected under 'Other Expenditure' stated above and in Segment Results under 'FMCG-Others'.

(vi) During the quarter, 57,79,960 Ordinary Shares of Re. 1/- each were issued and allotted under the Company's Employee Stock Option Schemes. Consequently, the issued and paid-up Share Capital of the Company as on 30th September, 2009 stands increased to Rs. 378,01,79,520/-.

(vii) During the quarter, no investor complaint was received. There were no complaints pending at the beginning of the quarter.

(viii) The above is as per Clause 41 of the Listing Agreement.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter ended 30th September, 2009 which needs to be explained.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Half Year ended 30th September, 2009

(Rs. in Crores)

	Quarter ended 30.09.2009	Quarter ended 30.09.2008	Half Year ended 30.09.2009	Half Year ended 30.09.2008	Twelve months ended 31.03.2009 (Audited)
1. Segment Revenue					
a) FMCG - Cigarettes - Gross	4183.14	3628.20	8343.70	7264.30	15115.07
- Net	2199.69	1812.09	4345.29	3551.76	7556.84
- Others - Gross	865.27	759.31	1624.66	1452.88	3014.04
- Net	863.33	757.45	1620.58	1448.84	3005.64
Total FMCG - Gross	**5048.41**	**4387.51**	**9968.36**	**8717.18**	**18129.11**
- Net	**3063.02**	**2569.54**	**5965.87**	**5000.60**	**10562.48**
b) Hotels - Gross	186.28	248.96	372.02	508.39	1020.27
- Net	174.04	228.33	346.85	467.30	935.45
c) Agri Business - Gross	1028.28	864.09	1968.89	2698.58	3845.98
- Net	1028.28	864.09	1968.89	2698.58	3845.98
d) Paperboards, Paper & Packaging - Gross	821.70	753.27	1552.29	1405.00	2821.96
- Net	790.38	700.46	1493.00	1306.38	2647.10
Total - Gross	**7084.67**	**6253.83**	**13861.56**	**13329.15**	**25817.32**
- Net	**5055.72**	**4362.42**	**9774.61**	**9472.86**	**17991.01**
Less : Inter-segment revenue - Gross	776.12	619.80	1422.12	1850.57	2673.79
- Net	763.13	599.13	1399.34	1809.87	2602.90
Gross sales / Income from operations	**6308.55**	**5634.03**	**12439.44**	**11478.58**	**23143.53**
Net sales / Income from operations	**4292.59**	**3763.29**	**8375.27**	**7662.99**	**15388.11**
2. Segment Results					
a) FMCG - Cigarettes	1251.67	1006.87	2377.06	1968.28	4183.77
- Others	(85.02)	(116.55)	(184.79)	(239.16)	(483.45)
Total FMCG	**1166.65**	**890.32**	**2192.27**	**1729.12**	**3700.32**
b) Hotels	31.56	68.74	62.15	154.01	316.18
c) Agri Business	174.08	76.40	273.97	152.94	256.18
d) Paperboards, Paper & Packaging	186.22	122.24	314.03	245.67	508.63
Total	**1558.51**	**1157.70**	**2842.42**	**2281.74**	**4781.31**
Less : i) Interest (Net)	18.14	2.78	23.98	4.19	18.32
ii) Other un-allocable income net of un-allocable expenditure	48.34	(34.15)	8.94	(25.47)	(62.75)
Profit Before Tax	**1492.03**	**1189.07**	**2809.50**	**2303.02**	**4825.74**
Tax Expense	482.12	386.35	920.89	751.63	1562.15
Profit After Tax	**1009.91**	**802.72**	**1888.61**	**1551.39**	**3263.59**
3. Capital Employed					
a) FMCG - Cigarettes *			3082.46	2816.30	3076.55
- Others			1689.28	2403.42	2086.63
Total FMCG			**4771.74**	**5219.72**	**5163.18**
b) Hotels			2335.10	1979.42	2188.89
c) Agri Business			858.11	753.89	1038.32
d) Paperboards, Paper & Packaging			3607.10	3709.77	3771.15
Total Segment Capital Employed			**11572.05**	**11662.80**	**12161.54**

*Before considering provision of Rs. 601 Crores (30.09.2008 - Rs. 565 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

NOTES

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	- Cigarettes & Smoking Mixtures.
	: Others	- Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Educational and other Stationery products, Matches, Agarbattis and Personal Care products.
Hotels		- Hoteliering.
Paperboards, Paper & Packaging		- Paperboards, Paper including Specialty Paper & Packaging including Flexibles.
Agri Business		- Agri commodities such as rice, soya, coffee and leaf tobacco.

(3) Segment results of 'FMCG : Others' are after considering significant business development, brand building and gestation costs of Branded Packaged Foods and Personal Care Products businesses.

(4) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter / half year are after absorbing costs relating to the strategic e-Choupal initiative.

(5) Figures for the corresponding previous periods have been re-arranged, wherever necessary, to conform to the figures of the current period.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 23rd October, 2009
Place : New Delhi, India

For and on behalf of the Board

Executive Director

Chairman

Deloitte
Haskins & Sells

Chartered Accountants
Bengal Intelligent Park
Building Alpha, 1st Floor
Block - EP & GP, Sector - V
Salt Lake Electronics Complex
Kolkata - 700 091
India

Tel.: +91 (33) 6612 1000
Fax: +91 (33) 6612 1001

The Board of Directors
ITC Limited
Virginia House
37 J. L. Nehru Road
Kolkata - 700071

LIMITED REVIEW REPORT

We have reviewed the accompanying statement of unaudited financial results ("the Statement") of ITC Limited for the quarter / half year ended 30th September, 2009. This Statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2400, *Engagements to review Financial Statements,* issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly we do not express an opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying Statement prepared in accordance with the accounting standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with stock exchanges

including the manner in which it is to be disclosed, or that it contains any material misstatement.

Further, we also report that we have traced the number of shares as well as the percentage of shareholdings in respect of aggregate amount of public shareholdings in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Management.

For Deloitte Haskins and Sells
Chartered Accountants
P. R. Ramesh
P.R. Ramesh
Partner
Membership No.: 70928

Place: New Delhi
Date: 23rd October, 2009.

ITC Limited
Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

23rd October, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the
Quarter and Half-Year ended 30th September, 2009

Further to our letter dated 23rd October, 2009 forwarding the Unaudited Financial Results of the Company for the Quarter and Half-Year ended 30th September, 2009, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

23rd October, 2009

Financial Results for the quarter ended 30th September, 2009

Post Tax Profits up 26%

Highlights

- **Profits from Operations : +33%**

  Pre-tax Profits : +26%

  Post Tax Profits : +26%

- **Non-cigarette FMCG segment continues to improve on profitability. 14% growth in revenues.**

- **Investments in Paper and Pulp enable improved value capture and margins. Segment results grow by 52%.**

- **Agri business profits more than double at 127% growth driven by robust leaf tobacco exports.**

- **Hotels business continues to be impacted by the global economic slowdown.**

- US Secretary of State Hillary Clinton acknowledges ITC Green Centre, Gurgaon as a model of environmental stewardship and economic development providing inspiration for sustainability efforts.

ITC delivered yet another quarter of strong performance with Post tax profits growing by 26% despite a challenging business environment. With the exception of the hotels segment, which is reeling under the impact of the global economic slowdown, all businesses posted strong bottom line growth. Cigarettes, FMCG Others, Agri and Paper & Packaging businesses grew handsomely in net revenues by 21%, 14%, 19% and 13% respectively.

Profitability improved on the back of better product mix, smarter sourcing of inputs and a series of targeted cost management actions. Investments in brand building in the Personal Care and Branded Foods businesses continue to impact the segment results of 'FMCG-Others'.

Pre-tax profits and post tax profits at Rs 1492 crores and Rs 1010 crores respectively grew by 26% over the same period last year. Earnings Per Share for the quarter stood at Rs.2.67.

FMCG – Cigarettes

The Company's uncompromising commitment to providing superior value to consumers through world class products helped in sustaining its leadership position in the cigarette industry. Innovation and consumer focus have enabled the business to deliver superior value through its brand portfolio of well crafted blends and contemporary packaging styles and use of state-of-the-art manufacturing technology. On the manufacturing front, investments are being progressed towards enhancement of quality, productivity and variety. Similarly, focussed initiatives have commenced to strengthen the trade and distribution channels.

Along with the smoking ban in public places, imposition of graphic health warnings on tobacco products has provided a fillip to the growth of smuggled contraband trade which does not comply with the regulatory requirement of graphic warnings. Restrictive regulations encourage tobacco consumers to switch to cheaper forms of tobacco, adversely impacting the earnings of farmers who grow cigarette type tobaccos.

The increase of VAT rates on cigarettes by some states like Maharashtra, Delhi, Rajasthan and Pondicherry from 12.5% to 20% distorts the basic concept of a common Indian market based on uniformity of rates in taxes. VAT was introduced on cigarettes in 2007 at 12.5% uniformly across the states, which was critical to preventing an unhealthy tax rate 'war' and trade diversion amongst States/Union Territories. The current increase in VAT would provide an attractive tax arbitrage opportunity and encourage illegal inter-state flow of cigarettes. Not only would it defeat the purpose of augmenting revenue, but would also result in trade falling into the hands of undesirable syndicates. The industry has urged the deviating states to retain the consensus VAT rate of 12.5%. Leaving the VAT on cigarettes untouched will help expand the tax base to augment revenue collections for the State Governments and prevent illegal inter state trade diversion.

The vacuum created by the exit of the popular low priced micros and plain non-filter cigarettes (in the wake of the heavy imposition of excise duties last year) has been occupied by duty-evaded illegal regular size filter cigarettes which are sold to consumers at Rs.10/- per packet of 10 cigarettes. These low priced tax-evaded illegal cigarettes are a growing threat to the legitimate industry, Government revenue,

market stability and the social objective of regulating tobacco consumption. It is imperative that the authorities strengthen enforcement to eliminate this fast growing illegal industry. In addition, the Government could also consider the introduction of a new tax slab that would enable the legitimate industry to offer the consumer tax paid cigarettes at this price point.

The Company remains confident of leveraging its internationally benchmarked product quality, the resilience of its brands and the superiority of its competitive strategies to deliver strong results and shareholder value, despite the current difficult circumstances.

Branded Packaged Foods

Notwithstanding challenging market conditions, the Branded Packaged Foods business continued to expand with sales growing by 13% over the previous year. The business has driven consumer franchise, improved the product mix, ensured smarter sourcing of inputs, improved servicing of markets and driven supply chain efficiencies.

The **'Bingo!'** range of potato chips and finger snack foods continue to witness enthusiastic consumer response with improving sales, as the award winning marketing campaign along with focussed marketing schemes continue to reinforce the unique selling proposition of the exciting array of products.

The product mix of the **'Sunfeast'** range of biscuits continues to improve with enhanced sales of value added variants of cookies and creams, which increased by 31%. The re-launch of 'Marie' has found wide acceptance of the consumers with sales increasing sequentially by 85%

In the Staples category, **'Aashirvaad's'** leadership position continues to consolidate with sales improving by 11%. The Confectionery category revenues grew by 23% with enhanced sales of Eclairs and wider consumer acceptance of its variants such as Lactos and Tofichoos. This category also witnessed the launch of 'Minto Gol' during the quarter, a panned chews confectionery, which is now being extended across all markets.

The business is focusing on improving its margin profile with specific cost management actions.

Lifestyle Retailing

The Lifestyle Retailing business is consolidating its market presence in the branded apparel market. The business responded with speed to the economic slowdown, even as the mid tier segment bore the brunt of the weak consumer sentiment. First signs of improvement in market sentiment are visible with increase in footfalls and better

conversion ratio.The business has successfully restructured its cost base and aligned itself to take advantage of emerging opportunities. It is in the process of increasing its footprint in carefully chosen markets with high density of premium customers. Investments are being made in store design, visual merchandising and customer service to enhance the shopping experience and further reinforce the premiumness of the brand.

Personal Care Products

The carefully architected portfolio of brands is gaining increasing consumer acceptance. The progress so far has met the internal milestones set by the business.Product development and research are being leveraged in a focused manner to build brand equity. Existing and proposed investments in tax exempt manufacturing capacities will provide assured quality, flexibility and cost advantage.

Adding yet another unique variant to the range of personal care products, the business launched transparent gel bathing bars, developed on the basis of insightful research. A first of its kind, it has been crafted through a patented technology. This product will bring to consumers the joy of a superior bathing experience through a shower gel in a bathing bar format. In a market where consumers expect differentiated products with clear and proven benefits, this product is expected to deliver competitively superior performance. This launch will be backed by an aggressive communication strategy, focussed consumer activation programmes and enhanced consumer engagement to build appreciable brand franchise.

Education & Stationery Products

The Stationery business continued on its impressive growth trajectory with improvement in market standing, emerging as the largest player in the notebook segment with a market share of 12%. The 'Classmate' brand which has established a strong presence amongst the India student community is extending its franchise with an enhanced portfolio of scholastic products comprising geometry boxes, pens, pencils and the recently launched markers, highlighters etc. The Classmate range, which stands for quality and dependability, is distributed through stationery stores, gifting & greeting outlets and modern format /general retail.

The business has leveraged the Company's environment friendly superior paper, knowledge of image processing and printing, brand building capabilities and trade marketing expertise to successfully market a growing range of education and stationery products.

Hotels

The reduction in corporate travel, both domestic and international, continued to impact the hotels business. De-growth in occupancies and average room rates

persisted during the quarter. Improvement in occupancies in the last couple of weeks of the quarter seem to provide early signals of recovery in the business which is expected to gain pace in the second half of FY 10. In these challenging circumstances, the business has demonstrated resilience by sustaining its leadership position in most markets.

ITC Royal Gardenia, the luxury hotel which epitomises the splendours of nature and embodies luxury with a green soul was soft launched in Bangalore. It is the first green luxury hotel in the city committed to environment protection in multiple ways.

The business continues to pursue an aggressive investment led growth strategy recognising the longer term potential of this sector and the need for greater room capacities commensurate with India's economic growth.

Paperboards, Specialty Papers & Packaging

While the segment revenues posted a strong growth of 13%, segment results registered an even more impressive growth of 52%. The improvement in profitability was driven by better product mix, lower input costs and significant value capture in pulp mill operations.

Sales of value added paperboards and paper continued to record strong growth during the quarter, further enriching the product mix. Production of Paper from the one lakh TPA line and the output of the Pulp machine reached peak levels, leveraging the investments commissioned last year. This has enabled the business to tap the emerging growth opportunities in writing and printing paper and further consolidate its market standing. The doubling of pulp capacity with the investment in the 'Ozone Bleached' Pulp mill has enabled the business to achieve cost competitiveness and create a hedge against future rise in pulp prices.

In the Packaging and Printing business, satisfactory commissioning of investments in flexibles and carton lines is augmenting its capability to deliver value added packaging to key customers in the consumer electronics and FMCG industries. The business continues to provide state-of-the-art strategic sourcing support to the cigarette business. The full range of capabilities riding on multiple packaging platforms will enable the business to strengthen its position in the domestic as well as export markets.

Agri Business

Sustaining its competitive edge, the agri business improved its profits significantly, driven by the continuing strong performance of the leaf tobacco portfolio. The business maintained its position as the foremost exporter of leaf tobacco, leveraging the growing demand for Indian tobaccos. Gains were made in new business development and customised product and service offerings to both existing and new

leaf tobacco customers. The business continued to provide strategic sourcing support to the Company's cigarette business by ensuring international quality supplies.

Lack of market opportunities resulted in lower throughput of soya, coffee and spices, impacting agri product revenues during the period.

Contribution to Sustainable Development

In pursuit of its abiding commitment to create stakeholder value through service to society, the Company continued to make progress during the quarter in its social and environmental initiatives

The Company deepened its social sector imprint by expanding to newer districts during the period. Social development projects are currently being progressed in 54 districts spread over the states of Andhra Pradesh, Bihar, Kerala, Karnataka, Maharashtra, Madhya Pradesh, Orissa, Rajasthan, Tamil Nadu, Uttar Pradesh and West Bengal.

The pioneering social development projects include initiatives in watershed development, social farm and forestry programmes, soil & moisture conservation programmes designed to assist farmers in identified moisture-stressed districts, preservation of precious topsoil for agriculture and group irrigation projects. Towards improving the income earning capability of the farming community, sustainable agricultural practices were provided a major boost during the quarter with the promotion of organic fertiliser units through vermi-composting and NADEP technologies. Similarly, programme for genetic improvement of cattle was undertaken through artificial insemination to produce high-yielding crossbred progenies. Integrated animal husbandry services were provided during the quarter. These included addressing the needs of problem breeders, vaccines, feed additives and awareness drives. The initiative for the economic empowerment of women also continued apace with provision of gainful employment either in micro-enterprises or through self-employment with the support of income generation loans.

The Company's initiative in the recycling programme 'Wealth out of Waste (WOW)' in various southern cities and towns has created considerable awareness on the benefits of the "Reduce, Reuse, Recyle" process. The success of this unique initiative, acclaimed by Indian civic authorities and applauded beyond India's borders, will be leveraged to extend this programme to other cities in the country.

Flowing from its commitment to the triple bottom line philosophy, ITC has chosen Wind Energy as a focus area for enhancing its positive environmental footprint. The Company's total investment in Wind Energy will soon touch Rs.250 crores when it commissions wind turbines in Maharashtra and Karnataka. The Company has already invested close to Rs.100 crores in wind energy generation in Tamil Nadu to meet the requirements of its Packaging business in Chennai. This 14 megawatt Clean Energy

Initiative has delivered performance parameters which exceed original projections. The Company's investments in Wind Energy are eligible for Carbon Credits under the Clean Development Mechanism of the Kyoto Protocol, resulting in substantial cost savings.

The Company's social sector footprint can be seen at a glance in the following chart:

Intervention Areas	Unit of Measurement	Q2 2009-10 (Cumulative Achievement)
Total Districts Covered	Number	54
Social and Farm Forestry		
Area Planted	Hectare	101250
Soil Moisture Conservation Programme		
Area Covered	Hectare	46947
Sustainable Agricultural Practices		
Organic Fertiliser units	Number	13552
Sustainable Livelihoods Initiative		
Cattle Development Centres	Number	133
Animal Husbandry Services	Milch Animals	328376
Economic Employment of Women		
SHG Members	Persons	19624
Women Entrepreneurs	Persons	21337
Primary Education		
Beneficiaries	Children	198604
Health and Sanitation		
Low Cost Sanitary Units	Number	2721

The Board of Directors, at its meeting in Gurgaon on 23rd October 2009, approved the financial results for the quarter ended 30th September 2009, which are enclosed.

Nandini Basu

Nazeeb Arif
Vice President
Corporate Communications

RECEIVED

2009 OCT 28 P 1:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office :
Virginia House
37, J. L. Nehru Road, Kolkata-700071 India
Telephone : 91 33 22889371
Fax : 91 33 22881256/2256/2259/2260

21st October, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

<u>Secretarial Audit Report for the quarter ended 30th September, 2009</u>

In terms of the requirement under Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 14th October, 2009, for the quarter ended 30th September, 2009, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 30th September, 2009
2.	ISIN	: INE154A01025
3.	Face Value	: Re. 1/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above
7.	Telephone & Fax Nos.	: 2288-6426/0034/9371 2288-2358 (Fax)
8.	E-mail address	: isc@itc.in
9.	Names of the Stock Exchanges where the Company's securities are listed	a) National Stock Exchange of India Ltd. (NSE) b) Bombay Stock Exchange Ltd. (BSE) c) The Calcutta Stock Exchange Ltd. (CSE)

		Number of shares	% of Total Issued Capital
10.	Issued Capital (as on 30th September, 2009)	378,01,79,520	100.00
11.	Listed Capital (Exchange-wise) *(as per Company records)*	377,87,35,055 (NSE) 378,01,79,520 (BSE)* 378,01,79,520 (CSE)*	99.96 (NSE) 100.00 (BSE) 100.00 (CSE)
12.	Held in dematerialised form in CDSL	3,07,10,081	0.81
13.	Held in dematerialised form in NSDL	242,01,95,094	64.02
14.	Physical	132,92,74,345	35.17

* See note below point 17.

15. Total No. of shares (12+13+14) : 378,01,79,520 shares.

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

16. Reasons for difference if any, between: (10 & 11), (11 & 15)

(i) 14,430 Ordinary Shares of Re. 1/- each (1,443 Ordinary Shares of Rs. 10/- each originally) issued and allotted upon amalgamation of erstwhile ITC Hotels Limited with the Company in the year 2005 have not been listed by NSE as these shares are subject matter of legal disputes, etc.

(ii) 14,30,035 Bonus Shares of Re. 1/- each issued and allotted by the Company in the year 2005 have not been listed by NSE as these shares are either kept in abeyance or are subject matter of legal disputes, etc.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchanges (Specify Names)
Allotment of shares under the Company's Employee Stock Option Schemes	57,79,960	Applied	NSE BSE* CSE**	Yes	Yes	No

*Out of 57,79,960 shares, 4,95,960 shares, issued and allotted on 23rd September, 2009, were listed subsequent to 30th September, 2009.

**Out of 57,79,960 shares, 33,96,970 shares, issued and allotted on 16th September, 2009 and 4,95,960 shares, issued and allotted on 23rd September, 2009, were listed subsequent to 30th September, 2009.

18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable

21. Mention total no. of requests, if any, confirmed : Nil

Vinod Kothari & Co. Company Secretaries

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay	
22. Name, Telephone & Fax No. of Compliance officer of the Company	: Mr. Arun Bose* 2288-7043(D), 2288-6426/0034 2288-2358 (Fax) * *Compliance Officer for share registration and related activities under SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.*
23. Name, Address, Tel. & Fax No., Regn No. of the certifying CA/CS	: Vinod Kumar Kothari M/s Vinod Kothari & Co. 1012, Krishna Building 224, A.J.C. Bose Road Kolkata - 700 017 2281-7715/1276, 2281-3742 (Fax) ACS No. 4718 COP No. 1391
24. Appointment of common agency for share registry work. If yes (name & address)	: In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent.
25. Any other detail that the CA/CS may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.)	: None.

Place : Kolkata
Date : 14/10/2009

Vinod Kothari & Co. Company Secretaries

(Vinod Kumar Kothari)
For Vinod Kothari & Co.
ACS No. 4718
COP NO. 1391